SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 17, 2003

Date of Earliest Event Reported: February 12, 2003

TheAmericanWest.com Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Nevada | 88-0422023
(State of Organization) | (I.R.S. Employer Identification No.)

Commission File Number: 000-31971

12691 Apple Valley Road
Apple Valley, California 92308
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (760) 240-2401

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.

Resulting from the Board approval of a Letter of Intent as discussed in Item 5 of this report, management has knowledge of a potential change in control of the registrant.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

Resulting from the Board approval of a Letter of Intent as discussed in Item 5 of this report, management has knowledge of a potential acquisition of assets.

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
            None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
            None

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE.

Letter of Intent

The AmericanWest.com, Inc. has entered into the following letter of intent:

**LETTER OF INTENT
BETWEEN THEAMERICANWEST.COM, INC. AND
WORDLOGIC CORPORATION**

This letter of intent ("LOI") sets forth the understanding, which has been reached between WordLogic Corporation, a Delaware corporation ("Seller") and TheAmericanWest.com, Inc. a Nevada ("Company"), concerning the acquisition of Seller by Company.

1.   Acquisition. The Company will acquire all of Seller's outstanding common stock (the "Seller Shares") owned by the shareholders of Seller (the "Acquisition"). Upon completion of the Acquisition, Seller will become a wholly owned subsidiary of the Company. It is anticipated that the Acquisition will be structured to qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code.

2.   Share Exchange. Seller's shareholders shall receive a total of eighteen million, eight hundred ninety-two thousand, nine hundred eighty-two shares (18,892,982) shares of the Company's common stock (the "Company Shares"), which shall constitute approximately eighty-five percent (85%) of all of the outstanding shares of Company's common stock upon the closing of the Acquisition (the "Closing"), in exchange for all of the Seller Shares. Seller understands that immediately prior to the Closing, there will be approximately two million, eight hundred thousand (2,800,000) shares of the Company's common stock issued and outstanding.

3.   Terms and Conditions of the Acquisition. Consummation of the Acquisition will be subject to the following terms and conditions:

(a)   A definitive agreement (the "Definitive Agreement") satisfactory to the Company and Seller and Seller's shareholders shall be executed by Company, Seller and all of Seller's shareholders as soon as practicable. The Definitive Agreement shall contain terms, conditions, representations and warranties, covenants and legal opinions normal and appropriate for a transaction of the type contemplated, including, without limitation, those summarized in this LOI;

(b)   As soon as practicable, the financial statements of Seller for the last fiscal year shall be prepared in accordance with generally accepted accounting principles (GAAP) and shall be audited by an independent accounting firm acceptable to the Company.

(c)   Upon signing the Definitive Agreement, the Company shall prepare and file with the SEC all appropriate documents including, but not limited to, 8K and 13D of the Securities Act of 1933. The filings will include, as necessary, description of Seller's business and Seller's audited and interim unaudited financial statements prepared in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Seller shall provide such financial statements and information and any additional information the Company may require for inclusion in its filings.

(d)   Each party and its agents, attorneys and representatives shall have full and free access to the properties, books and records of the other party (the confidentiality of which the investigating party agrees to retain) for purposes of conducting investigations of the other party;

(e)   The Company and Seller shall have received all permits, authorizations, regulatory approvals and third party consents necessary for the consummation of the Acquisition and all applicable legal requirements shall have been satisfied;

(f)   All of the officers and directors of the Company shall have resigned as of the date of closing of the Acquisition and new officers and directors selected by Seller shall have been elected to succeed them ("New Officer and New Directors").

(g)   It is hereby agreed that New Officers and New Directors shall receive management   contracts that shall include bonuses and stock incentives based upon performance and milestones

4.   Expenses. Each Party shall have independent counsel and as such all legal fees and expenses shall be borne by each Party.

5.   Conduct of Business of Seller Pending Closing. Until consummation or termination of the Acquisition, Seller will conduct its business only in the ordinary course and none of the assets of Seller shall be sold or disposed of except in the ordinary course of Seller's business.

6.   Acquisition or Financing Activity. Upon execution of this LOI, Seller will, and will cause all of the officers, directors, employees and agents of Seller to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any sale of Seller's debt or equity securities or any other financing transaction involving Seller ("Financing Transaction"). While this LOI is in effect, Seller shall not, and shall not permit any of its officers, directors, employees or agents to, directly or indirectly, encourage, solicit or initiate discussions or negotiations with, or provide any nonpublic information to, any person other than the Company and its representatives concerning a Financing Transaction, or otherwise solicit, initiate or encourage inquiries or the submission of any proposal contemplating a Financing Transaction. Seller will promptly communicate to the Company the terms of any inquiry or proposal which it may receive in respect of a Financing Transaction, and will promptly advise the Company if Seller participates in any such discussion or negotiation or provides any information to any person making such proposal. Seller's notification under this paragraph shall include the identity of the person making such proposal and any other such information with respect thereto as the Company may reasonably request.

7.   Enforceable Agreement; Compliance with Applicable Laws. This LOI shall constitute an enforceable agreement between the Company and Seller, and shall serve as the Agreement until such time as the Definitive Agreement may be prepared, however, no longer than one hundred eighty (180) days from the signing date. Upon the concurrence of the Company and Seller as provided below, both the Company and Seller agree to use their respective best efforts to negotiate a mutually acceptable Definitive Agreement and to consummate the Acquisition along the lines outlined in this LOI. It is the understanding of the Company and Seller that all matters referred to in this LOI are conditioned upon compliance with applicable Federal and state securities laws and other applicable laws.

The undersigned concur with the matters set forth in the foregoing LOI.

Dated: <u>February 12, 2003</u>   THEAMERICANWEST.COM, INC.

                                        By: <u>John Schaffer</u>

                                        Its: <u>President</u>

                                        WORDLOGIC, CORPORATION

                                        By: <u>Frank Evanshen</u>

                                        Its: <u>President</u>

Press Release

The AmericanWest.com, Inc. made this press release:

APPLE VALLEY, Calif.--(BUSINESS WIRE)--Feb. 17, 2003--
TheAmericanWest.com Inc. ("TheAmericanWest"), a publicly traded company on
the OTC:BB exchange (OTCBB:TAWS), is pleased to announce that it has
entered into a "Letter of Intent" regarding a plan of reorganization and acquisition
of the WordLogic Corporation ("WordLogic"). WordLogic is a world leader in
providing text entry solutions for handheld computing devices.
The boards of both TheAmericanWest and WordLogic have agreed to merge
companies on the basis of WordLogic shareholders receiving one share of
TheAmericanWest common stock in exchange for one share of WordLogic
common stock. As part of the merger TheAmericanWest just completed a six (6)
for one (1) forward share split. After closing, TheAmericanWest.com will have
approximately 21,000,000 shares of common stock issued and outstanding.
The merger is subject to shareholder approval, regulatory review, and the
satisfaction of other customary conditions. The board of WordLogic expects the
agreement to put to its shareholders for approval within the next 30-60 days.
TheAmericanWest has already received approval from its shareholders for the
merger.
The agreement is the result of recent discussions between the boards of the two
companies, both of which have determined that the merger is fair and in the best
interests of their shareholders.
WordLogic president and CEO Frank Evanshen said, "We believe this merger will
give WordLogic greater exposure to the US financial community while it is
expanding its sales focus to international markets."

About WordLogic:

Founded in 1998, WordLogic Corporation is a privately-held company based out of Vancouver, British Columbia. The company is a world-leading developer of predictive text-entry software. WordLogic has global agreements for its software in seven languages with leading computer manufacturers. The WordLogic(TM) Predictive Keyboard is simple to learn and a very efficient method of text entry for computing and communications devices, especially mobile devices that are limited in screen dimensions. The system has been designed to be compact and compressible allowing it to operate effectively in small handheld devices as well as larger in-vehicle or mounted touch screen devices. More information on WordLogic is available at http://www.WordLogic.net.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
           None

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

           None

ITEM 8.   CHANGE IN FISCAL YEAR.
           None.

ITEM 9.   Regulation FD Disclosure.
           None, in addition any disclosure filed under item 5 of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

The AmericanWest.com, Inc

/s/ John Schaffer
By: John Schaffer
President

Date: February 17, 2003